U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuers or persons filing (“Filers”):	Canadian Pacific Kansas City Limited
Canadian Pacific Railway Company

B.	This is (check one):

☒ An original filing for the Filers.

☐ An amended filing for the Filers.

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrants:	Canadian Pacific Kansas City Limited
Canadian Pacific Railway Company

Form type:	Form F-10

File number (if known):	333-285353-01

Filed by:	Canadian Pacific Kansas City Limited
Canadian Pacific Railway Company

Date filed (if filed concurrently, so indicate):	February 27, 2025 (concurrently with Form F-10)

D.	Each Filer is incorporated or organized under the laws of Canada and has its principal place of business at: 7550 Ogden Dale Road S.E. Calgary, Alberta Canada, T2C 4X9 (403) 319-7000

E.

Each Filer designates and appoints C T Corporation System (“Agent”), located at:

28 Liberty Street

New York, New York 10005

as the agent of such Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

	(a)	any investigation or administrative proceeding conducted by the Securities and Exchange Commission (the “Commission”); and

	(b)	any civil suit or action brought against such Filer or to which such Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filers on the Form F-10 listed above in item C or any purchases or sales of any security in connection therewith. Each Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if such Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of such Filer at any time until six years have elapsed from the date such Filer has ceased reporting under the Securities Exchange Act of 1934. Each Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	Each Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10 listed above in item C, the securities to which the Form F-10 listed above in item C relates and the transactions in such securities.

Each Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, on this 27th day of February, 2025.

CANADIAN PACIFIC KANSAS CITY LIMITED
Filer

By:	/s/ Nadeem Velani
	Name:	Nadeem Velani
	Title:	Executive Vice-President and Chief Financial Officer

CANADIAN PACIFIC RAILWAY COMPANY
Filer

By:	/s/ Nadeem Velani
	Name:	Nadeem Velani
	Title:	Executive Vice President and Chief Financial Officer

This statement has been signed by the following person in the capacity indicated on February 27, 2025.

C T CORPORATION SYSTEM
As Agent for Service of Process for
CANADIAN PACIFIC KANSAS CITY LIMITED
AND CANADIAN PACIFIC RAILWAY COMPANY

By:	/s/ Katie Harman
Name: Katie Harman
Title: Senior Account & Relationship Manager